Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Brent Saunders Video Message

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.

This morning, I am pleased to announce that we have reached an agreement to merge with Actavis in a deal worth almost $25 billion to Forest shareholders.

I am very excited about this deal. It will create a new breed of pharmaceutical company, one with numerous positive and unique attributes beyond what Forest or Actavis had on their own.

•	A broader portfolio of products with four blockbuster therapeutic franchises

•	$15 billion in sales, evenly balanced between brands and generics

•	An exceptionally strong commercial capability

•	A development budget of more than $1 billion

•	Size, scale and geographical presence

•	And strong financials and cash flow

And, most importantly this deal merges two fast growing companies.

So, unlike many of our peers, we expect to drive robust organic growth.

In other words, we believe that our combined company can grow sales and earnings at a faster pace.

This is a big plus for the combined company.

We will also seek to use our financial strength and business development as a growth accelerator.

The deal to merge Actavis and Forest is very compelling, both strategically and financially. And clearly charts a new path among pharmaceutical companies.

I appreciate that many of you may be concerned about the future and are wondering what this will mean to you. We can’t answer all of those questions right now, but I can tell you that we will try to answer them in time.

I can also tell you that I will join the new company board and plan to help Paul Bisaro, the Chairman and CEO of Actavis, lead the company after the close.

I have enjoyed collaborating with Paul as plans to merge our companies were being formulated and I look forward to working with him to help construct the new management team.

Our teams will also work in partnership to develop the integration plans that will be executed after the close.

We will continue to operate as two separate companies until the deal closes which we expect to be in the middle of 2014.

In the meantime, nothing will change as it relates to the merger until after the close of the deal.

We will continue to drive our business and I am counting on Forest colleagues to keep very focused on executing our 4 Key Priorities, and to complete Project Rejuvenate and the integration of Aptalis.

I believe the new company will be a very exciting place to work and I hope you share in my enthusiasm for what our new company can accomplish for our customers, our colleagues and our shareholders.

Thank you.